

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2011

<u>Via E-mail</u>
Douglas P. Williams
Executive Vice President, Secretary, Treasurer and Director
Wells Operating Partnership II, L.P.
6200 The Corners Parkway
Norcross, Georgia 30092-3365

> **Re: Wells Operating Partnership II, L.P.**
> **Registration Statement on Form S-4**
> **Filed July 18, 2011**
> **File No. 333-175623**

Dear Mr. Williams:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the exchange securities in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. We note that, throughout the document, you refer to Wells Real Estate Investment Trust II, Inc. when the issuer of the exchange securities and the registrant of the

registration statement on Form S-4 is Wells Operating Partnership II, L.P. Please revise to include separate information for the issuer as required by Regulation S-K or advise.

Cover page of the prospectus

3.   Please revise your disclosure to include the following:

- Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

- Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Note 13 – Financial Information for Parent Guarantor, other Guarantor Subsidiaries and Non-Guarantor Subsidiaries

4.   We note you have provided condensed consolidating financial information for Wells REIT II as the parent guarantor, Wells OP II as the subsidiary issuer, other guarantor subsidiaries, and non-guarantor subsidiaries.   Please confirm and revise to disclose, if true, that you and all the guarantor subsidiaries are 100% owned by Wells REIT II and all guarantees are full, unconditional, joint and several. Reference is made to Rule 3-10(i)(8) of Regulation S-X.

5.   Further to our above comment, we note from disclosures provided on page F-8 that Wells REIT II owns more than 99.9% of your equity interests and Wells Capital, Inc., an affiliate to the external advisor for Wells REIT II, is your sole limited partner. Given the participation of Wells Capital, Inc. in your ownership structure, please clarify how you meet the definition of 100% owned by Wells REIT II outlined in Rule 3-10(h)(1) of Regulation S-X.

Item 22. Undertakings

6.   Please provide the undertakings required by Item 512(a)(5) and (6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lee Wilson, Staff Accountant, at (202) 551-3468 or Jessica Barberich, Accounting Reviewer, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Robert H. Bergdolt, Esq.
     Jamie Knox, Esq.